Exhibit 99.1

Foresight: Eye-Net Partners with Wunder Mobility to Commercialize Eye-Net’s Solution in Mobility Tech Applications

Eye-Net™ Protect will be available at Wunder Marketplace to micro-mobility and EV operators in more than 900 cities worldwide

Ness Ziona, Israel – February 2nd, 2021 - Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX), an innovator in automotive vision systems, announced today that its wholly owned subsidiary, Eye-Net Mobile Ltd., has signed an agreement with WunderCar Mobility Solutions, a German-based software, vehicles and service provider that enables companies and cities worldwide to launch and scale new mobility services.

As the urban use of micro-mobility vehicles such as electric bikes and electric scooters expands, safety solutions for all road users become increasingly important. According to the agreement, Eye-Net will be included in Wunder Mobility’s Marketplace online platform and will introduce its Eye-Net™ Protect accident prevention solution to potential global corporate customers seeking mobility tech-focused applications. Wunder Mobility has partners in more than 900 cities around the globe who use its platform to power carpooling, ride-hailing, fleet sharing and rental services, as well as to purchase sharing-ready vehicles, finance their fleets, and extend their software.

The Eye-Net™ Protect safe micro-mobility solution is an intuitive and easy-to-use mobile application that provides real-time pre-collision alerts to pedestrians and micro-mobility users. The Eye-Net™ solution suite enhances road safety and situational awareness for all road users in the urban mobility environment by incorporating cutting-edge AI technology and advanced analytics.

“The Wunder Marketplace provides mobility providers with seamless access to services that fit their needs and that can be easily connected to their existing software ecosystem.  We are delighted that Eye-Net is using our Wunder Marketplace to further drive its expansion into the European market. With their innovative solution, Eye-Net is hitting a nerve, especially with cities, as they place great importance on the safety of micro-mobility vehicles,” said Gunnar Froh, CEO & Co-founder of Wunder Mobility.

“Eye-Net is now targeting the European market following a successful expansion of activities in Japan. The Wunder Marketplace is a great platform to expose Eye-Net™ Protect to mobility providers. Micro-mobility vehicles typically lack any kind of safety warning system, and the engagement with Wunder Mobility provides an out-of-the-box solution for micro-mobility operators looking to enhance their users’ safety,” said Dror Elbaz, COO & Deputy CEO of Eye-Net Mobile.

For more information about Eye-Net Mobile, please visit www.eyenet-mobile.com, or follow the Company’s LinkedIn page, Eye-Net Mobile; Twitter, @EyeNetMobile1; and Instagram channel, Eyenetmobile1, the contents of which are not incorporated into this press release.

About Wunder Mobility

Wunder Mobility is a global leading Mobility-Tech company based in Germany and backed by investors from Europe and the United States. Wunder provides turn-key solutions that enable companies and cities worldwide to provide clean, convenient, and accessible mobility. Cities and companies in 900+ cities on six continents use the Wunder platform to launch and scale new mobility services, manage and finance fleets of shared vehicles, optimize daily operations and improve urban planning and traffic management.

Wunder technology is used by 100+ clients from across the world, including German, Japanese and American OEMs, VC-backed start-ups and progressive cities. The global Wunder team of 40 nationalities includes veterans from the tech and travel industry and 50% of the team are in Product & Engineering.

Wunder Mobility was founded by Gunnar Froh and Samuel Baker in 2014.

About Foresight

Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX) is a technology company developing smart multi-spectral vision software solutions and cellular-based applications. Through the company’s wholly owned subsidiaries, Foresight Automotive Ltd. and Eye-Net Mobile Ltd., Foresight develops both “in-line-of-sight” vision systems and “beyond-line-of-sight” accident-prevention solutions.

Foresight’s vision solutions include modules of automatic calibration, sensor fusion and dense 3D point cloud that can be applied to different markets such as automotive, defense, autonomous vehicles and heavy industrial equipment. Eye-Net Mobile’s cellular-based solution suite provides real-time pre-collision alerts to enhance road safety and situational awareness for all road users in the urban mobility environment by incorporating cutting-edge AI technology and advanced analytics.

For more information about Foresight and its wholly owned subsidiary, Foresight Automotive, visit www.foresightauto.com, follow @ForesightAuto1 on Twitter, or join Foresight Automotive on LinkedIn.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates" and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Foresight is using forward-looking statements in this press release when it discusses the engagement with Wunder Mobility to commercialize Eye-Net’s solution in mobility-tech applications, the potential of such engagement, and all statements (other than statements of historical facts) that address activities, events, or developments that the Company intends, expects, projects, believes, or anticipates will or may occur in the future. Because such statements deal with future events and are based on Foresight’s current expectations, they are subject to various risks and uncertainties, and actual results, performance or achievements of Foresight could differ materially from those described in or implied by the statements in this press release.

The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading "Risk Factors" in Foresight's annual report on Form 20-F filed with the Securities and Exchange Commission ("SEC") on March 31, 2020, and in any subsequent filings with the SEC. Except as otherwise required by law, Foresight undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Foresight is not responsible for the contents of third party websites.

Investor Relations Contact:

Miri Segal-Scharia

CEO

MS-IR LLC

msegal@ms-ir.com

917-607-8654

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